March 6, 2025

David Palach
Chief Executive Officer
N2OFF, Inc.
HaPardes 134 (Meshek Sander)
Neve Yarak, Israel

       Re: N2OFF, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 27, 2025
           File No. 001-40403
Dear David Palach:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2025
General

1. We note Proposal 1 is to approve a proposed acquisition by the Company of all of the share capital of MitoCareX Bio Ltd., including the issuance of shares of the
       Company   s common stock that is equal to or in excess of 20% of the
Company   s
       outstanding common stock before the issuance. Accordingly, please revise to provide the information required by Item 13(a) and Item 14 of Schedule14A or provide us with your analysis as to why you are not required to do so.
2.     We note you did not provide pro forma financial information pursuant to
Item
       14(b)(11) of Schedule 14A. Please revise to provide pro forma financial information prepared in accordance with Article 11 of Regulation S-X or provide us with your analysis as to why you are not required to do so.
3.     The preliminary proxy statement was filed using the EDGAR tag    PRE 14A
   rather
       than the required tag    PREM14A,    which tag indicates that the
materials relate to a
       merger, acquisition, or disposition. Please file any revised preliminary proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy
 March 6, 2025
Page 2

       statement filings are properly designated. Filers must prepare electronic filings in the manner prescribed by the EDGAR Filer Manual. See Rule 301 of Regulation S-T.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Eleanor Osmanoff, Esq.